FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 21, 2009

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 21, 2009 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

MINUTES
OF
2009 ANNUAL SHAREHOLDERS’ MEETING
OF
ADVANCED SEMICONDUCTOR ENGINEERING, INC.

(Translation)

1. Time:	Thursday, June 25, 2009 at 10 a.m.

2. Place:	Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

3. Present :
Total shares represented by shareholders and proxy present 4,077,575,460 shares is 79.16% of total outstanding shares of ASE 5,150,997,953 shares (excluding the shareholders who had on voting right stipulated in Company Law) .

4. Chairperson's Remarks：(To be omitted)

5. Status Report

1. 2008 Business Report. (see Attachment I)
2. Supervisor’s Report on 2008 final financial statements. (see Attachment II)
3. Report on total amount for endorsement, guarantee and amount of loans to third parties.
4. Report on the Company’s indirect investment on Mainland China and the implementation thereof.
5. Report on the Company’s buyback of its stock and the implementation thereof.

6. Matters for Ratification

Item 1 (proposed by the Board of Directors)

Proposal:	Please ratify the Company's report on 2008 final financial statements.

Explanation:
1.    The Company's 2008 financial statements have been audited and attested by Deloitte & Touche and reviewed by the Supervisors.
2.    Please ratify the financial statements (see Attachment III to this Agenda Manual for details) and the 2008 Business Report (see Attachment I to this Agenda Manual for details).

Summary of shareholders’ comments/questions and Company’s replies:

Hu X-ming, Shareholder No. 375442, Attendance No. 4:  The percentage of decrease in the costs of goods sold was not consistent with the percentage of decrease in sales revenue, while the expenses increased instead of decreasing; information on operating costs provided in Notes to the Annual Report; the Company’s  asset turnover rate dropped and there were changes in long-term equity method investment.

Chairperson’s reply: Because of the global economic crisis and financial tsunami in the fourth quarter last year, the Company’s sales dropped, resulting in less revenues and rising costs. But the expenses did not increase.

CFO’s reply: Last year for the sake of enhancing the overall business performance of the Company, we consolidated ASE and ASE Test Limited to better identify our investment targets. Also, in the efforts to keep in line with market trends to provide our customers with consistent and total solution services, we combined the packaging and testing units. The drop in total asset turnover rate was mainly due to massive increase in the long-term equity investment from the acquisition of ASE Test (increase in denominator) and huge decline in Q4 sales that led to significant drop in revenues (decrease in numerator). The combination of the two factors caused drop in the total asset turnover rate.

Lee X-ru, Shareholder No 624602: Question on change in  the account of available-for-sale financial assets in consolidated balance sheet, the content of non-operating income, and the reason for the modified unqualified opinion issued by the CPA in financial statements.

CPA’s reply: Starting January 1, 2008, all listed companies must comply with the new regulations by expensing employee bonus and remuneration to directors and supervisors. The CPA must stress this matter when issuing an opinion. Thus the modified unqualified opinion does not mean qualified opinion or insufficient representation, but means to stress the adoption of new accounting treatment.  The significant change in the account of available-for-sale financial assets as compared to the previous year was mainly due to the disposal of the majority of bond funds to meet the funding needs arising from the acquisition of ASE Test.

Resolution:	The above proposals be and hereby were approved as proposed.

Item 2 (proposed by the Board of Directors)

Proposal:	Please ratify the Company’s 2008 proposal for earnings distribution.

Explanation:
The Board of Directors has drafted the Company’s 2008 proposal for surplus distribution as shown in the table below in accordance with The Company Act and the Company’s Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc.

2008 Surplus Distribution Proposal

Unit: NT$
Items	Amount
Prior year retained earnings	146,323,647
Add: Current year gross profit	6,160,051,306
Subtract: Provision for 10% statutory surplus reserve	616,005,131
Current year earnings to be distributed	5,690,369,822
Items for distribution:
Shareholder dividends (note)	2,736,568,447
Current year retained earnings	2,953,801,375

Notes: NT$88,800,000 to be distributed for Director and Supervisor remuneration NT$554,404,000 to be distributed for employee bonuses, all in cash

President: Jason C.S. Chang           Manager: Richard H.P.  Chang         Accountant Manager: Joseph Tung

Note:
The shareholders’ bonus distributed this time totaled NT$2,736,568,447 and all distributed in cash at NT$0.5 per share. With respect to the above-mentioned cash dividend rate, the calculation was based on the 5,473,136,894 shares registered in the roster of shareholders as of March 26, 2009, subtracting the treasury stock bought back by the Company. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

Summary of shareholders’ comments/questions and Company’s replies:

Lee X-ru, Shareholder No 624602: Suggestion for increasing the cash or stock dividend.

Chairperson’s reply: In consideration of ASE’s deployment in the past ten years and the business directions in the next five years, our provision of outsourcing services to IBM, our strategic alliance and merger and acquisition activities, we stand at an excellent position in terms of global structure. In conjunction with those business opportunities, cash will be an excellent tool and will help us achieve good return on investment. We hope the shareholders can understand our situation and support our decisions.

Resolution:	The above proposals be and hereby were approved as proposed.

7. Matters for Discussions

Item 1 (Proposed by the Board of Directors)

Proposal:
To meet the requirements for larger production capacity in future the Company needs to enrich its operation capital in order to repay bank loans or the needs for other long-term development use, thereby enabling the fund-raising channels more diversified and flexible. As such, the shareholders’ meeting is requested to authorize the board of directors to opt at the optimal time, depending on the market situation and the status of capital needs of the Company and in accordance with existing laws and regulations, for capital increase in cash by issuing common shares or joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB to raise fund. The case is being presented for discussions.

Explanation:	1. The principles to authorize the board of directors to issue new common shares and GDR for capital increase in cash shall be as follows:

1.1 Issuance of common shares in the form GDR for capital increase in cash shall be limited to 500,000,000 shares only. The shareholders’ meeting shall authorize the board of directors and the chairman of the board to make the adjustment by the market condition and issue the authorized GDR’s all at once.

1.2 In conducting issuance of new shares in the form of GDR for capital increase in cash, the issuance price shall be by the rules set forth in the Selfdiscipline Rules Concerning Subscription and Issuance of Securities by the Issuing Company Member Underwriters Have Assisted in the Process, i.e., the issuance price shall not be lower than the closing price of the Company’s common stock at the domestic open market. Take the simple arithmetic mean of the closing price of the common share on the first, third and fifth day prior to the price-setting day, minus 90% of the average stock price after gratuitous ex-rights and ex-interest, then comes the price for the new issue. However, the price-setting method may be duly adjusted if related domestic laws and regulations are updated. Since the stock price at home has often experience drastic volatility in the short run, the chairman of the board is authorized to set the actual issuance price within the above-mentioned price range, after having consulted with underwriter taking into consideration the international general practice, international capital market, domestic market price, the overall subscription status so as to make the offering price attractive to overseas investors. Consequently, the price-setting method should be reasonable. Additionally, the deciding method for the issuance price of GDR is based on the fair trading price of common shares at the domestic open market whereas the original stockholder may purchase the common shares at domestic stock exchange at the price close to the issuance price of the GDR, without bearing the exchange rate risk and liquidity risk. Moreover, the tranche of issuance of new shares and GRD for capital increase in cash do not affect much of the shareholders’ equity as the highest dilution ratio in relation to the original shareholders’ equity stands only at 9.14%.

1.3 10% of common shares issued for capital increase in cash shall, according to Article 267 of The Company Act, be reserved for subscription by company employees and the remaining 90% will be fully appropriated for open issuance as the securities for GDR as the original shareholders have waived their rights for subscription in accordance with Article 28-1 of the Securities Trading Act. For the part that employees have not subscribed, the chairman of the board is authorized to contact specific party for purchase or, depending on the market requirements, list as the original securities for participation in the issuance of GDR.

1.4 The proceeds for capital increase in cash from subscription to the GDR shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

1.5 The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, source of capital, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

1.6 Once the plan for capital increase in cash is approve d by the competent regulatory authority, the board of directors will be authorized to proceed with matters related to issuance of new shares.

1.7 If the agreement on issuance time, issuance condition, issuance volume, issuance amount of capital increase in cash and participation in issuance of GDR as well as other matters related to capital increase in cash and participation in issuance of GDR needs update in future due to the decision by the competent regulatory authority and on the basis of operation evaluation, or the needs of objective environment, the board of directors shall be authorized to handle at its full discretion.

1.8 In conjunction with the issuance method of common shares for capital increase in cash and participation in GDR issuance, the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the participation in the issuance of GDR as well as handling all needed matters related to the participation in the issuance of GDR.

1.9 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

2.    The principles to authorize the board of directors to conduct capital increase in cash at home shall be as follows:

2.1 Number of new shares issued for capital increase in cash shall not be in excess of 500,000,000 shares.

2.2 The par value of the new shares for capital increase in cash shall be NT$10 each. Actual issuance price shall be by related rules set forth in the

Selfdiscipline Rules Concerning Subscription and Issuance of Securities by the Issuing Company Member Underwriters Have Assisted in the Process and the market condition at the time of issuance. The chairman of she board and the underwriter may reach an agreement on the issuance in consideration of all the conditions mentioned above, which shall be subject to the approval by the competent regulatory authority before the issuance.

2.3 The issuance method of new shares for the capital increase in cash shall be by price enquiry and selected purchase. With the exception of 10%-15% reserved for employees as required by Article 267 of The Company Act, the rest will be offered for public issuance as all original shareholders have waived their rights to subscribe according to Article 28-1 of the Securities Trading Act. In addition, if the Company’s employees have not subscribed sufficiently and adequately or waived the right to subscribe, the chairman may contact specific party for purchase.

2.4 The proceeds for capital increase in cash from subscription to the GDR shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

2.5 The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

2.6 Once the plan for capital increase in cash is approve d by the competent regulatory authority, the board of directors will be authorized to set the base date for capital increase.

2.7 With respect to the manner of issuance as mentioned in Section 2.3 above, the board of directors is authorized to make the amendment at its full discretion if amendment becomes necessary due to update of laws or regulations or the objective environment dictates the amendment.

2.8 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

3.    The principles to authorize the board of directors to conduct capital increase in cash by issuance of convertible corporate bond at home and ECB overseas:

3.1 Estimated number of shares for conversion: Not to exceed the number of shares registered in the application for update of the Company’s profit-seeing registration card.

3.2 Time of issuance: It depends on the capital needs by the Company and the market condition.

3.3 Interest rate: In principle, it shall be by the market interest rate then prevailing in the marketplace and reasonable, if possible.

3.4 Issuance duration: It depends on the capital needs by the Company.

3.5 Issuance condition: Subject to negotiation with the lead underwriter and existing laws and regulations.

3.6 The proceeds from subscriptions to the domestic convertible corporate bond and ECB overseas shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

3.7 The board of directors is authorized to set the issuance measures, amount of fund raised, plan items, estimated progress as well as estimated probable effect generated.

3.8 In conjunction with the issuance of the convertible corporate bond the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the issuance of the convertible corporate bond as well as handling all needed matters related to the issuance of the convertible corporate bond.

3.9 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

Resolution:	The above proposals be and hereby were approved as proposed.

Item 2 (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Procedure for Acquisition or Disposal of Assets.

Explanation:
1.     To increase the flexibility of the Company’s restructuring of the group’s organizational structure, the Company’s board of directors had passed a result on April 8, 2009 to revise Article 4 of the Company’s Procedure for

Acquisition or Disposal of Assets.

2.     For details of the table of comparison of the revised provisions of the Procedure for Acquisition or Disposal of Assets, please refer to Attachment IV to this Agenda Manual. Your consent is solicited.

Lu X-hui, Shareholder No.527934

Shareholder Lu X-hui proposed the following: Except in the event of restructuring of the group organization or transfer or assignment between companies under the group, there are caps set for the total amounts of investment made by subsidiaries in marketable securities and individual security. When setting those caps, considerations could be given to the subsidiary’s own available funds and financial operation needs, and in addition, the Company’s net value provided in the financial statements that such investments should be capped at a certain percentage of the Company’s net value to ensure financial flexibility. Thus it is suggested that Subparagraph 2 and Subparagraph 3, Paragraph 1 of Article 4 of Procedure for the Company’s Acquisition or Disposal of Assets  be revised as follows:

『2. The Company’s total amount of marketable securities investments shall not exceed 150% of the net value on the Company’s’ most recent financial reports. The total amount of marketable securities investments made by a subsidiary shall not exceed 50% of the Company’s net value on the Company’s most recent financial reports.

3. The amount of individual marketable security investment shall not exceed 50% of the net value on the Company’s’ most recent financial reports. The amount of investment in individual marketable security made by a subsidiary shall not exceed 20% of the Company’s net value on the Company’s most recent financial reports.』

Resolution:	The above proposals be and hereby were approved as proposed.

Item 3 (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Handling Procedure for Loans to Third Parties.

Explanation:
1.    In order to meet the requirements set forth by the revised Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies announced by the Financial Supervisory Commission, Executive Yuan on January 15, 2009, it is planned to revise a portion of the articles of the Company’s Handling Procedure for Loans to Third Parties by resolution of the Board of Directors on April 8, 2009.

2. For details of the table of comparison of the revised provisions of the Handling Procedure for Loans to Third Parties, please refer to Attachment V to this Agenda Manual. Your consent is solicited.
Resolution:	The above proposals be and hereby were approved as proposed.

Item 4 (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Handling Procedure for Endorsements and Guarantees.

Explanation:
1.    In order to meet the requirements set forth by the revised Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies announced by the Financial Supervisory Commission, Executive Yuan on January 15, 2009, it is planned to revise a portion of the articles of the Company’s Handling Procedure for Endorsements and Guarantees by resolution of the Board of Directors on April 8, 2009.

2.    For details of the table of comparison of the revised provisions of the Handling Procedure for Endorsements and Guarantees, please refer to Attachment VI to this Agenda Manual. Your consent is solicited.

Resolution:	The above proposals be and hereby were approved as proposed.

Item 5 (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Articles of Incorporation.

Explanation:
1.    To meet the operation needs of the Company, part of the provisions of the Company’s Articles of Incorporation are suggested for revision.

2.    Please refer to Attachment VII to this Agenda Manual for the table of comparison of the revised Articles of Incorporation. Your consent is solicited.

Resolution:	The above proposals be and hereby were approved as proposed.

8. Matters for Elections

Item 1 (Proposed by the Board of Directors)

Proposal:	Re-election of the Company’s directors and supervisors whose terms have expired
Explanation:

1.    In the current term, there are seven directors and five supervisors whose terms expire on June 21, 2009, who should be reelected according to law.

2.    According to Article 16 of the Company’s Articles of Incorporation, the Company shall have seven to nine directors, of which two are independent directors and five to seven are non-independent directors, and there are also to be five to seven supervisors, with three-year terms.  In this proposal, as resolved by the Company’s Board of Directors Meeting on April 8, 2009, nine directors, of which two are independent directors and seven are non-independent directors, as well as five supervisors, are to be elected at this Shareholders’ Meeting. The terms of the new directors and supervisors will be for three years, from June 26, 2009, to June 25, 2012.

3.     See below for the list of independent supervisor candidates and their information.

Independent director candidate	Education	Experience	Share holdings
Shen-Fu Yu	Accounting, Department of Business, National Taiwan University Master degree, School of Accounting, National ChengChi University	CPA, Deloitte & Touche Accounting Firm (retired) Part-time instructor, National Taipei College of Business CPA, Shen-Fu Accounting Firm	0 shares
Ta-Lin Hsu	Bachelor degree, Physics, National Taiwan University Master degree, Electronic Physics, New York Brooklyn-college Doctoral degree, Electrical Engineering, University of California, Berkeley	General partner, Hambrecht & Quist Chairman and founder, H&Q Asia Pacific	0 shares

Election Results:	List of elected directors and supervisors:

No. / ID No.	Name	Votes received	Note
1	A.S.E. Enterprises Limited – representative：Jason C.S. Chang	2,819,497,304	Director
3	Richard H.P. Chang	2,593,639,911	Director
1	A.S.E. Enterprises Limited – representative：Tien Wu	2,583,001,708	Director
1	A.S.E. Enterprises Limited – representative：Joseph Tung	2,581,787,784	Director
1	A.S.E. Enterprises Limited – representative：Raymond Lo	2,581,786,911	Director
1	A.S.E. Enterprises Limited – representative：Jeffrey Chen	2,579,829,154	Director
372564	Rutherford Chang	2,579,826,556	Director
H101****17	Shen-Fu Yu	2,579,769,100	Independent Director
1943****HS	Ta-Lin Hsu	2,579,769,100	Independent Director

No. / ID No.	Name	Votes received	Note
61233	Hung Ching Development & Construction Co. – representative：Yen-Yi Tseng	2,572,319,834	Supervisor
526826	Jerry Chang	2,565,155,581	Supervisor
144216	ASE Test Inc. – representative：John Ho	2,564,407,219	Supervisor
144216	ASE Test Inc. – representative：Samuel Liu	2,564,407,219	Supervisor
144216	ASE Test Inc. – representative：TS Chen	2,564,407,219	Supervisor

Other Proposals

Item 1　(Proposed by the Board of Directors)

Proposal:	Agreement to release the Company’s newly elected Directors from the non-competition restriction
Explanation:

1.     According to the stipulations of Article 209 of the Company Act, when a director take actions as part of the operations of their own company or the company of a third party, the director should explain the important details of these actions to the Shareholders’ Meeting and receive their permission.

2.     It is planned to request the agreement of the Shareholders’ Meeting to release the new directors and their representatives from the non-competition restriction if the new directors elected in this re-election have investments in or operate another company with the same or similar business as this Company while also serving as this Company’s director.

Concurrent positions at other companies held by the newly elected  directors:

Jason C.S.Chang
ASE Japan Co., Ltd -Director
ASE Test Inc.-Director(representative) and Chairman
ASE（Korea）Inc.-Director
ISE Labs, Inc.-Director
ASE (Kunshan) Inc.-Director
ASE Test Limited (Singapore)-Chairman
ASE (Shanghai) Inc.-Director
ASE Module (Shanghai) Inc.-Director
ASE Hi-Tech (Shanghai) Co., Ltd.-Director
Power ASE Technology Inc.-Director(representative) and Chairman
ASE Electronics Inc.-Director(representative) and Chairman
ASEN Semiconductors-Director and Chairman
ASE Module (Kunshan) Inc.-Director

Richard H.P. Chang
ASE (Shanghai) Inc.-Director and Chairman
ASE Test Inc.-Director(representative)
ASE Test Limited（Singapore）-Director
ASE（Korea）Inc.-Director
ASE Electronics（M）Sdn, Bhd-Director
ASE (Kunshan) Inc.-Director and Chairman
ASE Module (Shanghai) Inc.-Director and Chairman
ASE Hi-Tech (Shanghai) Co., Ltd.-Director and Chairman
Power ASE Technology Inc.-Director(representative)
ASE Assembly & Test (Shanghai) Limited-Chairman
ASE Module (Kunshan) Inc.-Director and Chairman
ASE Japan Co., Ltd. –Director

Tien Wu	ISE Labs, Inc. -Director ASE Japan Co., Ltd -Director ASE Assembly & Test (Shanghai) Limited-Director ASEN Semiconductors-Director ASE (Weihai) Inc.-Director
Joseph Tung
ASE Japan Co., Ltd-Supervisor
ASE Test Inc.-Supervisor(representative)
ASE（Korea）Inc.-Director
ASE Electronics(Malaysia)Sdn, Bhd-Director
ISE Labs, Inc.-Director
ASE Electronics Inc.-Director(representative)

Raymond Lo	ASE Test Inc.-Director(representative) and President

Jeffrey Chen
ASE Test Inc.-Director(representative）
ASE (Kunshan) Inc.-Director
ASE Test Limited（Singapore）-Director
ISE Labs, Inc.-Director
ASE Module (Shanghai) Inc.-Director
ASE Hi-Tech (Shanghai) Co., Ltd.-Director
ASE Electronics Inc.-Director（representative）
ASE Module (Kunshan) Inc.-Director
ASEN Semiconductors-Director

Jerry Chang	ASE (Shanghai) Inc.-Director

Resoluton:   The above proposals be and hereby were approved as proposed.

Extempore Motions:   None.

Meeting Ended:   Thursday, June 25, 2009 at 11:08 a.m.

■Attachment I
Advanced Semiconductor Engineering, Inc.
Business Report

2008 was a year of intense shocks that will be hard to forget. The major shocks in all kinds of raw material prices starting in the second half of 2007 made businesses face the extreme tests of inventory and cost controls. Furthermore, a series of financial crises caused by the subprime mortgage crisis caused the global economy to freeze up. Faced with the biggest recession since the end of the World War II, the international financial system bordered on collapse. Problems such as the rapid climb of the unemployment rate, the fast drop in consumer confidence, liquidity risk, and stagflation were piled one on top of the other. The output value of the global semiconductor industry fell from US$267 billion in 2007 to US$256 billion in 2008. According to the statistics of the ITRI’s IEK ITIS project, the 2008 packaging industry output value in Taiwan was NT$221.7 billion, which was a 2.8% drop from 2007 and the first time in the seven yers since 2001 that there was a drop in full year growth in the packaging industry. In 2008, the testing industry output in Taiwan was NT$96.5 billion, which was a 5.7% drop from 2007.  Faced with a poor outlook across the entire global economy, the Company used this time to adjust its organizational system and continue to concentrate on its industry while paying close attention to the development of the financial storm in order to properly face the myriad changes in these times. The following is our report on the company’s operation for the past year:

Report on Operations in Fiscal 2008

1.     Implementation results of business plan for 2008

The Company’s combined revenues for 2008 were NT$94.4 billion, a drop of 6.7 billion from 2007, a contraction of  6.7%. After the government opened up direct investment to the mainland and the three direct links in the second half of last year, the Company took full advantage of this opportunity, actively investing in China and searching for strategic alliances with international customers to lower costs and also in expectation of creating yield with high growth. In the second half of the year, the global economy greatly contracted, and as large international companies all announced production cuts and even financial problems, the Company faced these crises by raising operational efficiency, merging product lines, and adjusting human resources. Amid the intense fluctuations of the packaging and testing industry in 2008, the industry managed to show a profit in the fourth quarter, so there was not a loss in the forth quarter in main business area and profit in 2009. This shows the Company’s ability to counter the effects of the industry cycle.

2.     Budget performance
No financial forecast was disclosed in 2008.

3.     Analysis of financial accounts and profitability
As of the end of 2008, the Company had paid-in capital of NT$56,904,277 thousans, and shareholders equity of NT$69,671,994 thousans, representing 56% of the Company’s total assets of NT$123,931,246 thousands. Long-terms funds represented 389% of fixed assets, and the current ratio was 134%. These financial ratios were slightly down on the previous year; however, the Company’s overall financial structure and solvency remained sound. Operating profit and net profit after tax fell to NT$5,954,013 thousands and NT$6,160,051 thousands respectively. Both overall operating results and profitability were slightly down on the previous year, due to the impact of the global economic downturn.

4.     R&D overview
As regards technology development and R&D, 3D SiP technology has become the technology of choice for small, lightweight semiconductor packaging. The main technologies in this area include TSV, PoP, embedded technology and IPD. The global trend is towards the leveraging of these technologies to integrate various types of active and passive component, sensors and activators. The new technologies successfully developed by the Company in 2008 included 45nm copper process technology / ultra-low-k dielectric wafer high-lead flip-chip packaging and wire bonding technology, 65nm copper process / low-k wafer lead-free flip-chip packaging and wafer-level packaging technology, TSV (Through Silicon Via) technology, Si Interposer technology, IPD passive component integration and packaging technology, new copper bonding technology, Bluetooth module technology, Wi-Fi module technology, and fan-out  Map PoP technology. In the future, the Company will continue to focus on the development of both production equipment and advanced packaging technologies (such as flip-chip, BGA, CSP and 3D SiP, etc.), thereby maintaining the Company’s status as a world leader in IC assembly and testing.

Business Plan for 2009 in summary

1.     Operating policy
1.1 Provide customer with services of “ultimate quality”
1.2 Create long-term and stable profits for the organization and customers
1.3 Create prosperity with suppliers together
1.4 Develop employees to be elite in respective areas
1.5 Treat employees “in a fair and reasonable manner”
1.6 Provide employees with a “harmonious, happy and open” work environment
1.7 Maintain flexibility in operations

2.     Projects sales volume and references
In light of current industry dynamics, future market demand and ASE’s capacity, the projected sales volume for 2009 is as follows:

Item	Project Sales
Package	Approx. 4.2 billion chips
Test	Approx. 600 million chips

3.     Important production and sales policies

In recent years, development trends in packaging technology have mainly developed in the directions of electronic component high density, high I/O amount, low operating power, surface component modulization, and mixed structurability. This makes packaging technology go in the directions of high integration, multi-pin/microtechnology, slimming, multichip module packaging, and low costs. Because of the constantly growing demand by the industry for high-end packaging capacity, ASE Group’s past investments in technology and capacity have prepared it for these growing trends. In the future, we will continue to refine our processes and also strive to enhance profitability.

Future Development Strategy

According to the estimates of ITRI’s IEK, the output value of the IC industry in Taiwan and the global semiconductor industry will fall by 26.9% and 17.9% respectively in 2009 compared to 2008. The stagnation in consumer confidence will cause demand to drop dramatically, and it is expected that this will force companies with poor organizational structures to declare bankruptcy or enter into mergers. The asset-lite strategies of European and North American IDM companies will accelerate the release of outsourcing orders later. By forming strategic alliances with large international customers to increase demand and lower costs, operating risks can be lowered after both parties become partners. The company will maintain its financial robustness and also increase its cash on the books in order to be able to take full advantage of opportunities in light of the increasingly frequent mergers in the industry.

Influences of external competitions, regulations and macroeconomics

After the dramatic fluctuations of the price of oil in 2008, the energy problem will receive ever-increasing attention from the market and will lead the next wave of industry growth.  Under the premise of maintaining the Company’s operations and ensuring the interests of its shareholders, we will protect the working rights and working opportunities of employees. In the future, when the global outlook is pessimistic, the Company will still enhance its competitiveness in expectation of being able to minimize the influence of the external environment, constantly working for the shareholders and the sustainable operation of the enterprise. When faced with challenges, we will still boldly move forward in the hope that all shareholders can work together with the Company to get through this hard time and build a better future together.

President: Jason C.S. Chang         Manager: Richard H.P.  Chang           Accountant Manager: Joseph Tung

■Attachment II
Supervisors' Report

We have examined the Company's 2008 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Kung Chun-Chi and Kuo Lee-Yuan of Deloitte & Touche, and do not find any discrepancy. We hereby respectfully prepare and present this Report in accordance with Article 219 of The Company Act for your review.

Advanced Semiconductor Engineering, Inc.

Supervisors:     Feng Mei-Jean
John Ho
Liu Hsiao-Ming
Chen Tien-chi
Tseng Yuan-Yi

April 28, 2009

■Attachment IV

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Procedure for the Company’s Acquisition or Disposal of Assets

Original Provisions	Provisions after Revision
Article 4: Investment Scope and Amount
The amount limits for investment purchases of real estate not for operations use and marketable securities by the Company and its subsidiaries, excluding acquisition of assets for operations use, are as follows:
1.        The total amount of real estate not for operations use shall not exceed 15% of the net value on all companys’ most recent financial reports.

Article 4: Investment Scope and Amount
The amount limits for investment purchases of real estate not for operations use and marketable securities by the Company and its subsidiaries, excluding acquisition of assets for operations use, are as follows:
1.        The total amount of real estate not for operations use shall not exceed 15% of the net value on all companys’ most recent financial reports.

2. The total amount of marketable securities investments shall not exceed 150% of the net value on all companys’ most recent financial reports.
2.        The total amount of marketable securities investments shall not exceed 150% of the net value on all companys’ most recent financial reports. The total amount of marketable securities investments made by a subsidiary shall not exceed 50% of Company’s net value on the Company’s most recent financial reports.

3. The amount of each marketable securities investment shall not exceed 50% of the net value on all companys’ most recent financial reports.
3.        The amount of each marketable securities investment shall not exceed 50% of the net value on all companys’ most recent financial reports. The amount of investment in individual marketable security made by a subsidiary shall not exceed 20% of Company’s net value on the Company’s most recent financial reports.
Rule 2 and Rule 3 shall not apply when the Company and its subsidiaries are implementing restructuring of the group’s organizational structure.

■Attachment V

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Procedure for the the Company’s Handling Procedure for Loans to Third Parties

Original Provisions	Provisions after Revision
Article 1 Subject
This handling procedure is established in order to protect the interests of the shareholders and to meet operational requirements and in accordance with the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Securities & Futures Information Center. Any matters that are not completely provided by the this handling procedure shall be handled according to the related laws and regulations.

Article 2: Loan recipients
The recipients of loans made by the Company (hereafter referred to as “borrowers” shall be limited to the following. No loans may be made to shareholders or any other persons other than those listed below.
1.        Companies and businesses that have business dealings with the Company.
2.        Companies or businesses with short-term funding needs. For the purposes of this article, “short-term” means a maximum of one year or one business period.

Article 1 Subject
This handling procedure is established in order to protect the interests of the shareholders and to meet operational requirements and in accordance with the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Financial Supervisory Commission, Executive Yuan (hereafter abbreviated as the FSC). Any matters that are not completely provided by the this handling procedure shall be handled according to the related laws and regulations.

Article 2: Loan recipients
The recipients of loans made by the Company (hereafter referred to as “borrowers” shall be limited to the following. No loans may be made to shareholders or any other persons other than those listed below.
1.        Companies and businesses that have business dealings with the Company.
2.        Companies or businesses with short-term funding needs. For the purposes of this article, “short-term” means a maximum of one year or one business period.
3.         Rule 2 shall not apply for loans made between the Company and foreign companies in which it has direct or indirect holdings of 100%.

Original Provisions	Provisions after Revision
Article 4 Maximum amount of loans
Loans may only be made out of the Company’s own capital and working capital, and may only be made if they are not prejudicial to the Company’s operational needs. The maximum size of loans shall be as follows:
1.        Cumulative total of all loans: The cumulative value of all loans made may not exceed 50% of the Company’s net worth in the most recent period. Loans made to companies or other businesses to meet short-term funding needed may not exceed 40% of the Company’s net worth.
2.        Maximum size of loans made to an individual company or business:
(1)       Loans made because of business dealings with the company or business concerned: Such loans may not exceed 20% of the Company’s net worth in the most recent period. Furthermore, because of risk management considerations, the loan size should not exceed the combined value of the transactions between the Company and the company or business in question over the past year.
(2)       Loans made to meet short-term funding needs may not exceed 20% of the Company’s net worth in the most recent period.

Article 4 Maximum amount of loans
Loans may only be made out of the Company’s own capital and working capital, and may only be made if they are not prejudicial to the Company’s operational needs. The maximum size of loans shall be as follows:
1.        Cumulative total of all loans: The cumulative value of all loans made may not exceed 50% of the Company’s net worth in the most recent period. Loans made to companies or other businesses to meet short-term funding needed may not exceed 40% of the Company’s net worth.
2.        Maximum size of loans made to an individual company or business:
(1)       Loans made because of business dealings with the company or business concerned: Such loans may not exceed 20% of the Company’s net worth in the most recent period. Furthermore, because of risk management considerations, the loan size should not exceed the combined value of the transactions between the Company and the company or business in question over the past year.
(2)       Loans made to meet short-term funding needs may not exceed 20% of the Company’s net worth in the most recent period.
Rule 1 and Rule 2 shall not apply to loans amounts for loans made between the Company and foreign companies in which it has direct or indirect holdings of 100%.

Article 5 Loan repayment period and calculation of interest 1. In principle, the repayment period for each	Article 5 Loan repayment period and calculation of interest 1. In principle, the repayment period for each cash

Original Provisions	Provisions after Revision
cash loan shall be one year. In special circumstances, and with the approval of the board of directors, the repayment period may be extended; only one such extension shall be permitted, and the period of extension shall not exceed six months.

loan shall be one year. In special circumstances, and with the approval of the board of directors, the repayment period may be extended; only one such extension shall be permitted, and the period of extension shall not exceed six months.
2.        A floating interest rate shall apply to cash loans, to be adjusted in accordance with the Company’s funding costs. The Finance Office will submit all proposals for interest rate adjustment to the President for approval; interest shall be paid calculated on a monthly basis.
3.        Rule 1 shall not apply to loan periods for loans made between the Company and foreign companies in which it has direct or indirect holdings of 100%.

Article 8 Alterations to loans
If there are changes in the objective environment after a capital loan is made that cause the loan amount to exceed the limit, an improvement plan should be drafted and submitted to the supervisors.

Article 8 Alterations to loans
If there are changes in the objective environment after a capital loan is made that cause the recipient to not meet the stipulations of these handling procedures or the loan amount to exceed the limit, an improvement plan should be drafted and submitted to the supervisors, and improvements should be completed according to the plan’s schedule

Article 10 Loan disclosure
1.        When the balance of capital loans with third parties made by the Company and its subsidiaries reaches 20% or more of the net value on the Company’s most recent financial report.
2.        Where any of the following apply to the loans made by the Company, the Company shall make a public announcement of this fact within two days of the situation developing:
(1)  When the balance of capital loans with third parties reaches 20% or more of the

Article 10 Loan disclosure
1.        When the balance of capital loans with third parties made by the Company and its subsidiaries reaches 20% or more of the net value on the Company’s most recent financial report.
2.        Where any of the following apply to the loans made by the Company, the Company shall make a public announcement of this fact within two days of the situation developing:
(1)       When the balance of capital loans with third parties made by the Company and its

Original Provisions	Provisions after Revision
net value on the Company’s most recent financial report or every time the balance increases by 2% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.
(2)  When the balance of a capital loan to a single enterprise reaches 10% or more of the net value on the Company’s most recent financial report or every time the balance increases by 2% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.

subsidiaries reaches 20% or more of the net value on the Company’s most recent financial report.

(2)       When the balance of a capital loan to a single enterprise made by the Company and its subsidiaries reaches 10% or more of the net value on the Company’s most recent financial report.

(3)  When the loan balance of a capital loan made to an enterprise due to a business relationship exceeds the total amount of transactions made with said business dealings during the most recent year or every time the balance increases by 2% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.

(3)       When the amount of new capital loans made by the Company or its subsidiaries reaches NT$10 million or more and also reaches 2% or more of the net value on the Company’s most recent financial report.

3.        When a subsidiary of the Company is not a domestic public company, and matters for which public announcement is required according to any of the above items occur for said subsidiary, the Company should do announce for them. The ratio of the subsidiary company’s capital loan balance to net value is calculated by the ratio of the subsidiary company’s capital loan balance to the Company’s net value.
3. When a subsidiary of the Company is not a domestic public company, and matters for which public announcement is required according to Item 2.3 occur for said subsidiary, the Company should announce it for them.

4. The Company shall evaluate its loan status in accordance with generally accepted accounting principles and shall allocated an appropriate	4. The Company shall evaluate its loan status in accordance with generally accepted accounting principles and shall allocated an appropriate bad

Original Provisions	Provisions after Revision
bad debt reserve. The Company should disclose all relevant information in its financial statements, and should provide the Company’s Auditor with relevant information so that all relevant auditing procedures can be properly implemented.

Article 12 Procedures for the control of loans made by the Company’s subsidiaries to third parties
1.        If a subsidiary of the Company plans to make a capital loan to a third party, the subsidiary should still draft a handling procedure for loans to third parties according to the stipulations of the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Securities and Futures Institute.

debt reserve. The Company should disclose all relevant information in its financial statements, and should provide the Company’s Auditor with relevant information so that all relevant auditing procedures can be properly implemented.

Article 12 Procedures for the control of loans made by the Company’s subsidiaries to third parties
1.        If a subsidiary of the Company plans to make a capital loan to a third party, the Company should order the subsidiary to draft a handling procedure for loans to third parties according to the stipulations of the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the FSC, and it should be handled according to the drafted handling procedure.

2. The total loans made by a subsidiary may not exceed 40% of the subsidiary’s net value as given on its most recent financial statements; loans to any individual company or business may not exceed 20% of the subsidiary’s net value.	2. The total loans made by a subsidiary may not exceed 40% of the subsidiary’s net value as given on its most recent financial statements; loans to any individual company or business may not exceed 20% of the subsidiary’s net value.

3. Each subsidiary must, by the 10th day of each month, compiled a list giving details of all loans made to third parties in the previous month, and must submit the list to the Company.	3. Each subsidiary must, by the 10th day of each month, compiled a list giving details of all loans made to third parties in the previous month, and must submit the list to the Company.

4.        Each subsidiary’s internal auditing personnel should, at least once every quarter, conduct an audit of the procedures for and implementation status of the subsidiary’s granting of loans to third parties, and keep a written record of this audit. If any major violations are discovered, the internal auditing personnel should immediately notify the subsidiary’s supervisors

4.        Each subsidiary’s internal auditing personnel should, at least once every quarter, conduct an audit of the procedures for and implementation status of the subsidiary’s granting of loans to third parties, and keep a written record of this audit. If any major violations are discovered, the internal auditing personnel should immediately notify the subsidiary’s supervisors in writing,

Original Provisions	Provisions after Revision
in writing, and should also notify the Company’s internal auditing personnel in writing.

5.        When visiting the Company’s subsidiaries to conduct auditing in accordance with the annual auditing plan, the Company’s internal auditing personnel should also examine the procedures used by each subsidiary for the granting of loans to third parties, and the loan implementation status. If any problems are discovered, these should be followed up and remedial action taken, and a follow-up report should be submitted to the President.

and should also notify the Company’s internal auditing personnel in writing.

5.        When visiting the Company’s subsidiaries to conduct auditing in accordance with the annual auditing plan, the Company’s internal auditing personnel should also examine the procedures used by each subsidiary for the granting of loans to third parties, and the loan implementation status. If any problems are discovered, these should be followed up and remedial action taken, and a follow-up report should be submitted to the President.
6.          Rule 2 shall not apply to loan amounts for loans made between the Company and foreign companies in which it has direct or indirect holdings of 100%.

■Attachment VI

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Procedure for the Company’s Handling Procedure for Endorsements and Guarantees

Original Provisions	Provisions after Revision
Article 1 Subjet
This handling procedure is established in order to protect the interests of the shareholders and to meet operational requirements and in accordance with the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Securities & Futures Information Center. Any matters that are not completely provided by the this handling procedure shall be handled according to the related laws and regulations.

Article 1 Subjet
This handling procedure is established in order to protect the interests of the shareholders and to meet operational requirements and in accordance with the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Financial Supervisory Commission, Executive Yuan (hereafter abbreviated as the FSC). Any matters that are not completely provided by the this handling procedure shall be handled according to the related laws and regulations.

Article 3 The targets of endorsements and guarantees

1.     The Company may only provide endorsements for the following:
(1)   Firms with which the Company has business dealings.
(2)   Firms in which the Company controls over 50% of the voting rights (either directly or indirectly).
(3)   A firm that controls over 50% of the voting rights in the Company (either directly or indirectly).

Article 3 The targets of endorsements and guarantees

1.     The Company may only provide endorsements for the following:
(1)   Firms with which the Company has business dealings.
(2)   Firms in which the Company controls over 50% of the voting rights (either directly or indirectly).
(3)   A firm that controls over 50% of the voting rights in the Company (either directly or indirectly).

2.    The above rules do not apply to endorsements made to companies in which contributing shareholders have a joint investment relationship according to their shareholding percentages, and it shall receive the endorsement.
2. Companies in which the Company has direct or indirect holdings of 100% shall receive the endorsement.

3. 3.    Rule 2 does not apply to endorsements made to companies in which all contributing shareholders have a joint investment relationship according to their shareholding percentages, and it shall receive the endorsement.

4. The aforementioned contributions refer to the Company’s direct contributions or contributions made through companies in which the Company has direct or indirect holdings of 100%.

Original Provisions	Provisions after Revision

Article 7 Exceeding the limits set for endorsements and guarantees, and alteration of endorsements and guarantees
1.        Where operational requirements make it necessary for the Company to exceed the limits specified in Article 4 above when providing endorsements or guarantees, this must be approved by the board of directors, and at least 50% of the members of the board of directors must sign a joint guarantee to make good any loss that the Company may suffer as a result; furthermore, the Operational Procedures for Endorsements and Guarantees must be revised and submitted to the Shareholders Meeting for retroactive approval. If the Shareholders Meeting does not agree to the revision, then plans must be drawn up to eliminate the excess amount within a specified time limit. If the Company has appointed Independent Directors, then full consideration should be given to the views of these Independent Directors when the matter is being discussed by the Board of Directors; whether the Independent Directors agree or disagree (and the reasons for their disagreement in the latter case) should be recorded in the minutes of the board meeting.

Article 7 Exceeding the limits set for endorsements and guarantees, and alteration of endorsements and guarantees
1.        Where operational requirements make it necessary for the Company to exceed the limits specified in Article 4 above when providing endorsements or guarantees, this must be approved by the board of directors, and at least 50% of the members of the board of directors must sign a joint guarantee to make good any loss that the Company may suffer as a result; furthermore, the Operational Procedures for Endorsements and Guarantees must be revised and submitted to the Shareholders Meeting for retroactive approval. If the Shareholders Meeting does not agree to the revision, then plans must be drawn up to eliminate the excess amount within a specified time limit. If the Company has appointed Independent Directors, then full consideration should be given to the views of these Independent Directors when the matter is being discussed by the Board of Directors; whether the Independent Directors agree or disagree (and the reasons for their disagreement in the latter case) should be recorded in the minutes of the board meeting.

2.        When recipients of the Company’s endorsements originally meet the stipulations of Article 3 and then fail to meet them later,  or when the  endorsement amount exceeds the amount set in Article 4 because of a basic change in the calculated limit, this recipient’s endorsement amount or the excessive portion should be fully canceled when the contract term expires or within a certain period of time in a separately agreed upon plan, and the related improvement plan should be submitted to the supervisors.

2.        When recipients of the Company’s endorsements originally meet the stipulations of Article 3 and then fail to meet them later,  or when the  endorsement amount exceeds the amount set in Article 4 because of a basic change in the calculated limit, an improvement plan should be set for this recipient’s endorsement amount or the excessive portion, the related improvement plan should be submitted to the supervisors, and improvements should be completed ccording to the plan’s schedule.

Article 9:  Disclosure of endorsements and guarantees
1.        The Company shall, by the 10th day of each month, make a public announcement of the total amount of endorsements and guarantees provided by the Company and its subsidiaries in the previous month

Article 9:  Disclosure of endorsements and guarantees
1.        The Company shall, by the 10th day of each month, make a public announcement of the total amount of endorsements and guarantees provided by the Company and its subsidiaries in the previous month

Original Provisions	Provisions after Revision

2. Where any of the following apply to the endorsements and guarantees provided by the Company, the Company shall make a public announcement of this fact within two days of the situation developing:	2. Where any of the following apply to the endorsements and guarantees provided by the Company, the Company shall make a public announcement of this fact within two days of the situation developing:
(1)       When the balance of endorsements reaches 50% or more of the net value on the Company’s most recent financial report or every time the balance increases by 5% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.
(1) When the balance of endorsements made by the Company and its subsidiaries reaches 50% or more of the net value on the Company’s most recent financial report.
(2)       When the balance of endorsements made to a single enterprise reaches 20% or more of the net value on the Company’s most recent financial report or every time the balance increases by 5% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.
(2) When the balance of endorsements made by the Company and its subsidiaries to a single enterprise reaches 20% or more of the net value on the Company’s most recent financial report.
(3)       When the balance of endorsements made to a single enterprise reaches NT$10 million or more, and the total of the endorsements, long-term investments, and capital loans reaches 30% or more of the net value on the Company’s most recent financial report or every time the balance increases by 5% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.

(3)      When the balance of endorsements made by the Company and its subsidiaries to a single enterprise reaches NT$10 million or more, and the total of the endorsements, long-term investments, and capital loans reaches 30% or more of the net value on the Company’s most recent financial report

(4)       When the balance of endorsements made to an enterprise due to a business relationship exceeds the total amount of transactions made with said business dealings during the most recent year or every time the balance increases by 5% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.
(4) When the amount of endorsements made by the Company or its subsidiaries reaches NT$30 million or more and also reaches 5% or more of the net value on the Company’s most recent financial report.
3.        When a subsidiary of the Company is not a domestic public company, and matters for which public announcement is required according to any of the above items occur for said subsidiary, the Company should do announce for them. The ratio

3.        When a subsidiary of the Company is not a domestic public company, and matters for which public announcement is required according to Item 2.4 occur for said subsidiary, the Company should announce it for them.

Original Provisions	Provisions after Revision

of the subsidiary company’s endorsement balance to net value is calculated by the ratio of the subsidiary company’s endorsement balance to the Company’s net value.
4.         The Company shall undertake a quarterly appraisal and writing down of all contingent loss deriving from endorsements and guarantees, in accordance with the provisions of the Financial Reporting Standards Gazette No. 9, and shall appropriate disclosure of such contingent loss in its financial statements; the Company shall also provide its Auditor with relevant information to carry out all necessary auditing procedures.

4.         The Company shall undertake a quarterly appraisal and writing down of all contingent loss deriving from endorsements and guarantees, in accordance with the provisions of the Financial Reporting Standards Gazette No. 9, and shall appropriate disclosure of such contingent loss in its financial statements; the Company shall also provide its Auditor with relevant information to carry out all necessary auditing procedures.

Article 11 Procedure for the Control of Handling of Endorsements by Subsidiaries
1.     If a subsidiary of the Company plans to endorse a third party or provide an endorsement, the subsidiary should still draft a handling procedure for endorsements and guarantees according to the stipulations of the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Securities & Futures Information Center.

Article 11 Procedure for the Control of Handling of Endorsements by Subsidiaries
1.     If a subsidiary of the Company plans to endorse a third party or provide an endorsement, the Company should order the subsidiary to draft a handling procedure for endorsements and guarantees according to the stipulations of the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the FSC, and it should be handled according to the drafted handling procedure.

2.     The total amount of endorsements and guarantees provided by a subsidiary may not exceed 100% of the subsidiary’s net worth as given in its most recent financial statements; endorsements and guarantees provided to any individual firm may not exceed 70% of the subsidiary’s net worth.

2.    The total amount of endorsements and guarantees provided by a subsidiary may not exceed 100% of the subsidiary’s net worth as given in its most recent financial statements; endorsements and guarantees provided to any individual firm may not exceed 70% of the subsidiary’s net worth.

3. Each subsidiary shall, by the 10th day of each month, compile a list of all endorsements and guarantees provided in the previous month, and shall submit the list to the Company.	3. Each subsidiary shall, by the 10th day of each month, compile a list of all endorsements and guarantees provided in the previous month, and shall submit the list to the Company.
4.     Each subsidiary’s internal auditing personnel should, at least once every quarter, conduct an audit of the procedures for and implementation status of the subsidiary’s granting of endorsements and guarantees, and keep a written record of this audit. If any major violations are discovered, the internal auditing personnel should immediately notify the subsidiary’s supervisors in

4.     Each subsidiary’s internal auditing personnel should, at least once every quarter, conduct an audit of the procedures for and implementation status of the subsidiary’s granting of endorsements and guarantees, and keep a written record of this audit. If any major violations are discovered, the internal auditing personnel should immediately notify the subsidiary’s

Original Provisions	Provisions after Revision

writing, and should also notify the Company’s internal auditing personnel in writing.	supervisors in writing, and should also notify the Company’s internal auditing personnel in writing.
5.    When visiting the Company’s subsidiaries to conduct auditing in accordance with the annual auditing plan, the Company’s internal auditing personnel should also examine the procedures used by each subsidiary for the granting of endorsements and guarantees, and the implementation status. If any problems are discovered, these should be followed up and remedial action taken, and a follow-up report should be submitted to the President.

5.   When visiting the Company’s subsidiaries to conduct auditing in accordance with the annual auditing plan, the Company’s internal auditing personnel should also examine the procedures used by each subsidiary for the granting of endorsements and guarantees, and the implementation status. If any problems are discovered, these should be followed up and remedial action taken, and a follow-up report should be submitted to the President.

■Attachment VII

Advanced Semiconductor Engineering, Inc.

Table of Comparison of the Revised Articles of Incorporation

Original Provisions	Provisions after Revision
Article 24
The Company is currently in the business growth stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall use residual dividend policy to distribute dividends, of which the cash dividend distribution rate is 0%–50% of the total dividend amount, with the remainder to be distributed as stock dividends. However, depending on factors such as the economic situation, business development, and cash position holdings, the Company shall adjust the cash dividend and stock dividend distribution rate when necessary with a surplus distribution plan made by the Board of Directors and passed by resolution of the Shareholders’ Meeting.

Article 24
The Company is currently in the business stability stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall use residual dividend policy to distribute dividends, of which the cash dividend distribution rate is not lower than 30% of the total dividend amount, with the remainder to be distributed as stock dividends. A surplus distribution plan is also to be made by the Board of Directors and passed by resolution of the Shareholders’ Meeting.

Article 27
These Articles of Incorporation have been approved by the Promoters’ Meeting, and came into effect on March 11, 1984.

The thirty-third amendment was made on June 21, 2006.
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fifth amendment was made on June 19, 2008.

Article 27
These Articles of Incorporation have been approved by the Promoters’ Meeting, and came into effect on March 11, 1984.

The first amendment was made on May 3, 1984.
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fifth amendment was made on June 19, 2008.
The thirty-sixth amendment was made on June 25, 2009.